S 06008228

COMMISSION
549

MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 209

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Archer Alexander Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9401 Indian Creek Parkway, Suite 480
(No. and Street)

Overland Park (City) | Kansas (State) | 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David W. Locy | (913) 345-0800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald L. Minda, CPA CHARTERED
(Name – *if individual, state last, first, middle name*)

4200 Somerset Drive (Address) | Prairie Village (City) | Kansas (State) | 66208 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. Repine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archer Alexander Securities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JANET STEVENSON
NOTARY PUBLIC
STATE OF KANSAS

Signature

CEO
Title

Notary Public
My appointment expires January 4, 2009.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RONALD MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Archer Alexander Securities Corporation
Overland Park, Kansas

I have audited the accompanying balance sheet of **Archer Alexander Securities Corporation** as of December 31, 2005, and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the organization's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Archer Alexander Securities Corporation** as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Ronald J. Minda

January 27, 2006

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

ARCHER ALEXANDER SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash	$ 290,040	
Commissions Receivable	46,666	
Clearing Deposit	50,000	
Accounts Receivable – Other	9,717	
Prepaid Items	19,861	
Total Current Assets		$ 416,284
OTHER ASSETS:		
Deposits		4,332
TOTAL ASSETS		$ 420,616

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Due to Brokers	$ 173,112	
Accounts payable and Accrued Items	125,904	
Total Current Liabilities		$ 299,016
STOCKHOLDERS' EQUITY:		
Capital stock issued - 10,000 shares at $1.00 par value	10,000	
Paid in capital	246,876	
Retained earnings	(135,276)	
Total Stockholders' Equity		121,600
TOTAL LIABILITIES AND EQUITY		$ 420,616

See Notes to Financial Statements.

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commission income	$ 2,166,924
Interest income	49,434
Other income (loss)	130,000
TOTAL REVENUE	2,346,358
EXPENSES:	
Commission expense	1,794,809
Insurance	27,360
Rent	54,703
Telephone	8,704
Interest	14
Printing and office supplies	21,514
Licenses, permits and fees	38,233
Depreciation and amortization	79
Professional fees	176,862
Travel and entertainment	4,467
Salaries and Benefits	303,156
Data Services	6,231
Bad Debts	38,732
TOTAL EXPENSES	2,975,064
NET INCOME (LOSS)	$ (128,706)

See Notes to Financial Statements.

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital Stock	Paid In Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE – January 1, 2005	$ 10,000	$ 206,876	$ (6,570)	$ 210,306
Add:				
Additional Paid in Capital	---	40,000	---	40,000
Net Income (Loss)	---	---	(128,706)	(128,706)
	---	40,000	(128,706)	(88,706)
BALANCE – December 31, 2005	$ 10,000	$246,876	$(135,276)	$ 121,600

See Notes to Financial Statements.

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (128,706)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation and amortization	79
Decrease (increase) in assets -	
(Increase) decrease in receivables	353,446
(Increase) decrease in prepaid items and deposits	27,243
(Increase) decrease in liabilities -	
Increase (decrease) in commissions and accounts payable	(56,253)
NET INCREASE/(DECREASE) IN CASH FLOWS FROM OPERATING ACTIVITIES	195,809
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of Furniture and Fixtures	17,316
CASH FLOWS FROM FINANCING ACTIVITIES	
Paid in capital	40,000
NET INCREASE/(DECREASE) FROM FINANCING ACTIVITIES	40,000
NET INCREASE/(DECREASE) IN CASH	253,125
CASH - January 1, 2005	36,915
CASH - December 31, 2005	$ 290,040

See Notes to Financial Statements.

ARCHER ALEXANDER SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Archer Alexander Securities Corporation (AASC) is a registered broker-dealer having all customer transactions cleared through other broker-dealers on a fully disclosed basis. AASC is a wholly-owned subsidiary of Great Plains Capital Corporation. AASC acquired the S.E.C. license of Benefit & Investment Solutions, Inc., which ceased operations in September 1998.

Securities Transactions

Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis. Had these transactions been recorded on a trade date basis, the effect on the accompanying financial statements would not have been significant.

Registration and Regulator Fees

AASC charges the cost of registration and regulatory fees to expense in the period to which those fees apply.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Provisions for depreciation included in operating expenses are computed on the straight line method over the estimated useful lives of the assets. The cost of maintenance and repairs is charged to income as incurred, whereas major repairs that extend the useful lives of the furniture and equipment are capitalized.

NOTE 2: CASH ON DEPOSIT WITH CLEARING BROKER

Cash balances of $50,000 on deposit with clearing brokers are maintained as collateral for customers' open security transactions.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, AASC had net capital of $76,445, which was $64,905 in excess of its required minimum dollar net capital of $11,540. The amount of aggregate indebtedness at December 31, 2005 was $173,112. Percent of aggregate indebtedness to net capital was 226%.

NOTE 4: INCOME TAXES

The Company is included in the Consolidated Income Tax Return of its parent, Great Plains Capital Corporation. There was no income tax liability for the year ended December 31, 2005.

NOTE 5: N.A.S.D. PROCEEDING

The N.A.S.D. has reached a determination that a violation of market timing has occurred. The company is in process of negotiating a settlement.

NOTE 6: COMMITMENTS

The Company renewed the lease for its facilities from January 31, 2006 to January 31, 2007. Minimum rental commitments are as follows:

December 31, 2006	$ 51,696
January 31, 2007	$ 4,308

RONALD MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Archer Alexander Securities Corporation
Mission, Kansas

I have audited the accompanying financial statements of Archer Alexander Securities Corporation as of and for the year ended December 31, 2005 and have issued my report thereon dated January 27, 2006. My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17A-5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

January 27, 2006

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

ARCHER ALEXANDER SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

SCHEDULE I

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 121,600
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	19,861	
Other assets	25,294	45,155
TOTAL NET CAPITAL		$ 76,445
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions and accounts payable		$ 173,112
TOTAL AGGREGATE INDEBTEDNESS		$ 173,112
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required		$ 11,540
Excess net capital at 1,000%		$ 59,133
Percentage of aggregate indebtedness to net capital		226%
Minimum dollar net capital required		$ 5,000
Excess net capital		$ 64,905

Reconciliation with Company's computation:

There is no difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2005.

ARCHER ALEXANDER SECURITIES CORPORATION
STATEMENT OF RECONCILIATION
ON STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2005

ASSETS

	* Originally Reported (Part II) (Unaudited)	Adjustments	Adjusted Amount (Audited)
ASSETS			
Cash	$ 289,840	(A) 200	$ 290,040
Clearance Account	40,000	(A) 10,000	50,000
Receivables	46,666	(A) 9,717	56,383
Other assets	44,110	(A) (19,917)	24,193
TOTAL ASSETS	420,616	---	420,616
Total Assets - Allowable	375,461	---	375,461
Total Assets - Non-allowable	45,155	---	45,155
TOTAL ASSETS	$ 420,616	$ ---	$ 420,616

LIABILITIES AND FUND BALANCES

LIABILITIES AND STOCKHOLDER'S EQUITY			
Accounts payable	$ 299,016		$ 299,016
TOTAL LIABILITIES	299,016		299,016
TOTAL LIABILITIES - AI	173,112		173,112
- Non-AI	125,904		125,904
	$ 299,016		$ 299,016
STOCKHOLDERS EQUITY			
Common stock	10,000		10,000
Paid-in capital	246,876		246,876
Retained earnings	(135,276)		(135,276)
TOTAL STOCKHOLDER'S EQUITY	121,600		121,600
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 420,616		$ 420,616

* Refers to the most recent unaudited pages 1 to 4, Part II of Form X 17A-5 filed by Archer Alexander Securities Corporation as of December 31, 2005.

(A) Reclassifications.

RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Archer Alexander Securities Corporation
Overland Park, Kansas

In planning and performing my audit of the financial statements of Archer Alexander Securities Corporation for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Archer Alexander Securities Corporation that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely of Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

January 27, 2006